Exhibit 99.1

YM BIOSCIENCES INC.

NOTICE OF 2006
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT
PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT (i) the annual and special meeting (the “Meeting”) of shareholders of YM BioSciences Inc. (the “Corporation”) will be held at the TSX Broadcast Centre, Gallery Room, located at The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1X1, on November 28, 2006 at 4:00 PM (Toronto time), and (ii) should the special resolution described as item 4 be passed by the requisite majority as set out under the heading “Amendment to the Articles of Association of the Corporation to Eliminate the Classification of the Board of Directors” in the accompanying Information Circular, it will be submitted for confirmation as a special resolution to a Special General Meeting of the common shareholders of the Corporation which will be held at Heenan Blaikie LLP, Suite 2600, South Tower, Royal Bank Plaza, Toronto, Ontario, M5J 2J4, on December 13, 2006 at the hour of 2:00 PM (Toronto time) for the purpose of considering and, if thought fit, confirming such resolution as a special resolution. The Meeting will be held for the following purposes:

1.
to receive the 2006 Annual Report of the Corporation, containing the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2006, and the auditor’s report thereon;

2.	to elect one Class I director to serve for a term of two years and to elect four Class II directors to serve for a term of three years;

3.	to reappoint the auditors and authorize the directors to fix their remuneration;

4.
to consider and, if thought advisable, to pass, with or without amendment, a special resolution approving an amendment to the Corporation’s articles of association to eliminate the classification of the Corporation’s Board of Directors, the full text of which is set out in Schedule “C” to the accompanying Management Proxy Circular; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

Dated at Toronto, Ontario, October 10, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

David G.P. Allan (signed)
Chief Executive Officer

_____________________________________________________________________________________________________________
Notes:
1. A Management Proxy Circular, Proxy and the 2006 Annual Report accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date and return same in accordance with the instructions set out in the Proxy and Proxy Circular.
2. The directors have fixed a record date of October 10, 2006. Accordingly, shareholders registered on the books of the Corporation at the close of business on October 10, 2006, are entitled to notice of the Meeting.
3. Persons who are registered as shareholders on the books of the Corporation at the close of business on October 10, 2006 are entitled to vote at the Meeting.
4. If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

Table of Contents

SOLICITATION OF PROXIES		- 3 -
-MANNER IN WHICH PROXIES WILL BE VOTED		- 3 -
VOTING BY BENEFICIAL SHAREHOLDERS		- 3 -
AUTHORIZED CAPITAL		- 3 -
PRINCIPAL HOLDERS OF VOTING SECURITIES		- 3 -
PARTICULARS OF MATTERS TO BE ACTED ON		- 3 -
1.	Election of Directors	- 3 -
2.	Appointment and Remuneration of Auditors	- 3 -
3.	Amendment to the Articles of Association of the Corporation to Eliminate the Classification of the Board of Directors	- 3 -

STATEMENT OF EXECUTIVE COMPENSATION		- 3 -
CORPORATE GOVERNANCE DISCLOSURE STATEMENT		- 3 -
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		- 3 -
CERTIFICATE		- 3 -

YM BIOSCIENCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the Management of YM BioSciences Inc. (“YM BioSciences” or the “Corporation”) for use at (i) the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on November 28, 2006, at the TSX Broadcast Centre, Gallery Room, located at The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1X1, on November 28, 2006 at 4:00 PM (Toronto time), and (ii) a confirmatory meeting (the “Confirmatory Meeting”) to be held on December 13, 2006 at Heenan Blaikie LLP, Suite 2600, South Tower, Royal Bank Plaza, Toronto, Ontario, M5J 2J4, at 2:00 PM (Toronto time) with respect to the matters described in subsection (iii) in the paragraph immediately below, and at any adjournment or adjournments thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”). It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by the Corporation’s investor relations group by telephone and by officers and directors of the Corporation (but not for additional compensation). The costs of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of the date hereof.

Holders of common shares (the “Common Shares”) may vote on all matters to come before the Meeting. The form of proxy forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or withheld from voting for each of the directors to be named in this Circular; (ii) voted for or withheld from voting for the appointment of auditors and authorizing the directors to fix their remuneration; and (iii) voted for or against the special resolution authorizing an amendment to the Corporation’s articles of association to eliminate the classified Board.

In addition, the Nova Scotia Companies Act requires that the matter described in subsection (iii) in the paragraph above also be passed at the Confirmatory Meeting which shall be held on December 13, 2006, as indicated in the Notice of Meeting.

The proxy must be signed by the holders of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such. A partnership should sign in the partnership’s name and by an authorized person(s).

The persons named in the enclosed form of proxy are officers of the Corporation and represent Management. Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him and on his behalf at the Meeting. A shareholder wishing to appoint some other person as a representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Corporation’s Registrar and Transfer Agent CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 or faxed to (416) 368-2502 at least 24 hours before the Meeting time or to the Secretary of the Corporation in time for use at the Meeting.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof. The head office of the Corporation is located at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their shares in their own name. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the voting shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the voting shares.

More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORIZED CAPITAL

The authorized share capital of the Corporation consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value, of which 58,162,976 Common Shares were issued and outstanding as at the close of business on October 10, 2006 (the “Record Date”).

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a person has transferred any of his or her Common Shares after that date and the transferee establishes proper ownership and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, to the knowledge of the directors and officers of the Corporation, the there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

1.	Election of Directors

The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) is comprised of ten directors, whose terms of office are staggered in accordance with the provisions of the Corporation’s Articles. Each director is elected as either a Class I, Class II or Class III director. At each annual meeting of shareholders, one Class of directors (I, II or III) is elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. If the shareholders of the Corporation approve elimination of the classified Board of Directors at the Meeting, the term of each director will expire at next year’s annual meeting.

Upon closing of the acquisition by the Corporation of Eximias Pharmaceutical Corporation on May 9, 2006, Dr. James Barrett was appointed a Class I director and Ms. Gail Schulze was appointed as a Class II director of the Corporation. Dr. Barrett and Ms. Schulze were previously directors of Eximias Pharmaceutical Corporation.

The current term of the Class II directors, being Mr. Mark Entwistle, Ms. Gail Schulze, Dr. Henry Friesen and Dr. Gilbert Wenzel, expires at the Meeting and each are nominated to be re-elected as a Class II director to serve for a term of three years, until the annual meeting of shareholders to be held in 2009 or until next year’s annual meeting if the shareholders of the Corporation approve elimination of the classified Board at the Meeting.

Additionally, as Dr. James Barrett was appointed as a Class I director during the fiscal year, he will stand for election by the shareholders at the Meeting to serve for a term of two years, until the annual meeting of shareholders to be held in 2008 or until next year’s annual meeting if the shareholders of the Corporation approve elimination of the classified Board at the Meeting.

The persons named in the enclosed form of proxy intend to vote for the re-election of each of the above-named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any nominees named above will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Mr. David G.P. Allan, Mr. Thomas I.A. Allen and Mr. Tryon M. Williams, each a Class III director, have one year remaining in their term as directors of the Corporation, which will expire at the annual meeting of shareholders to be held in 2007. Mr. John Friedman and Dr. Julius Vida, each a Class I director, have two years remaining in their term as directors of the Corporation, which will expire at the annual meeting of shareholders to be held in 2008 or next year’s annual meeting if the shareholders of the Corporation approve elimination of the classified Board at the Meeting.

The following table sets out the name of each person proposed to be nominated by management for election as a director at the Meeting and each director of the Corporation whose term of office will continue after the Meeting, all offices the Corporation now held by such person, their principal occupation, the period of time for which they have been a director of the Corporation, and the number of Common Shares of the Corporation beneficially owned by them, directly or indirectly, or over which they exercise control or direction, as at the date hereof. The information as to Common Shares owned or controlled has been provided by the person named. Biographical information for each director is also provided below.

Name, Age and Municipality of Residence	Present Principal Occupation and positions with the Corporation	Director Since	Common Shares beneficially owned, directly or indirectly, or controlled or directed
David G.P. Allan, 64 Toronto, ON Canada	Chairman and Chief Executive Officer, YM BioSciences Inc.	August 23, 1994	689,659
Thomas I.A. Allen, Q.C., 66 (1)(2)(3) Toronto, ON Canada	Partner, Ogilvy Renault LLP, Toronto	December 13, 1996	Nil
James Barrett, 63, (3) Germantown, PA USA	General Partner, New Enterprise Associates	May 11, 2006	1,349,130 (4)
Mark Entwistle, M.A., 50, (3) Ottawa, ON Canada	Principal, Societas Consulting Inc.	October 9, 1997	Nil
Henry Friesen, C.C., M.D., F.R.S.C., 72 (1) Winnipeg, MB Canada	Former Chair, Genome Canada	September 10, 2001	Nil
John Friedman, 53, (3) New York, NY USA	Managing Director, Easton Capital Corporation	April 27, 2004	294,999 (5)
Gail Schulze, 54, BA, MBA Malvern, PA USA	President, YM Biosciences Inc. CEO, YM Biosciences USA, Inc.	May 11, 2006	Nil
Julius Vida, PhD, MBA, 78 (2) Greenwich, NY USA	President, Vida International Pharmaceutical Consultants	September 10, 2001	Nil
Gilbert Wenzel, 50, PhD (1) Zurich, Switzerland	President and CEO, Quisisana AG, Zurich	March 19, 2001	Nil
Tryon M. Williams, BSc, 66, (1)(2) London, England	CEO, CellStop Systems, Inc.	November 6, 1995	20,100

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.
(4)
Shares are owned by New Enterprise Associates II, Limited Partnership. Dr. Barrett is a manager of NEA II GP, LLC, which is the general partner of NEA Partners II, Limited Partnership, which is the general partner of New Enterprise Associates II, Limited Partnership.

(5)
Shares are owned by Easton Hunt Capital Partners, L.P. Mr. Friedman is President of EHC Inc., which is the general partner of EHC GP, LP, which is the general partner of Easton Hunt Capital Partners, L.P.

For the past five years, each of the foregoing directors and officers of the Corporation has been engaged in his or her current occupation or in other capacities with the same or a related entity, except as follows: Gail Schulze was most recently President and Chief Executive Officer of Eximias Pharmaceutical Corporation and, prior to 2005, was Chief Operating Officer of Aventis Behring LLC. Dr. Friesen, was most recently Chair, Genome Canada from 2000 until July 2005; Dr. Wenzel, prior to July, 2002, was Head of Group Strategy and Business Development for the Novartis Group.

Biographical Information

David G.P. Allan

Mr. Allan has been Chief Executive Officer of the Corporation since April 1998 and Chairman of the Board of Directors of the Corporation since August 1994. In 1992, Mr. Allan created the Knowledge-Based Industries Group for a Canadian investment bank where he was Executive Director until 1998. Mr. Allan is a former governor of The Toronto Stock Exchange, a former member of the Canadian Healthcare Licensing Association and of the Awards Selection Committee for the Networks of Centres of Excellence in Canada.

Thomas I.A. Allen, Q.C., F.C.I.ARB

Mr. Allen is counsel to Ogilvy Renault, a Canadian law firm, and Chairman of Westwind Capital Corporation, the parent of an institutional investment dealer with offices in Canada and England. Mr. Allen was the initial Chairman of the Accounting Standards Oversight Council of Canada and was a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. He is currently a director of a number of public companies including Bema Gold Corporation, Mundoro Mining Inc., Middlefield Bancorp Limited and Longview Strategies Incorporated. Mr. Allen has recently been acting as Chairman of the Task Force to Modernize Securities Legislation in Canada.

James Barrett

Dr. Barrett is a General Partner at New Enterprise Associates, a leading venture capital firm, where he specializes in biotechnology and other healthcare investments. Dr. Barrett joined the Board of YM Biosciences in May 2006 and is also a director of GlycoMimetics, Inc., Inhibitex, Inc., Iomai Corporation, MedImmune, Inc., Peptimmune, Inc., Pharmion, Inc. and Targacept, Inc.

Mark Entwistle, M.A.

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was an Ambassador for Canada in the Caribbean from 1993 to 1997. Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to the Prime Minister of Canada from 1991-1993. He is a Fellow of the Canadian Defence and Foreign Affairs Institute. Mr. Entwistle has been a director of the Corporation since October 1997.

John Friedman

Mr. Friedman launched the Easton Capital Group (“Easton”) in 1993, with Easton Capital Corporation. In 1999, Easton Hunt Capital Partners was added to the Group. Prior to Easton, Mr. Friedman was a founder of Atrium Capital Corporation, which he helped manage from 1991-1993, and also the founder and Managing General Partner of Security Pacific Capital Investors from 1989 through 1991. Security Pacific Capital Investors was a $200-million private equity fund geared towards expansion financings and recapitalizations. Prior to joining Security Pacific, Mr. Friedman was a Managing Director and Partner at E.M. Warburg, Pincus & Co., Inc., where he spent eight and a half years from 1981-1989. Prior thereto, he worked at Shearson Loeb Rhoades and was an attorney with Sullivan and Cromwell from 1978 through 1980. He holds a JD degree from Yale Law School and a BA degree from Yale College. Mr. Friedman currently also serves on the Boards of Conor Medsystems, Renovis, Inc., Comverse Technology, Trellis Bioscience, Assistive Technology, and ModelWire, Inc., and is on the President's Council at the Cold Spring Harbor Laboratory. Mr. Friedman has been a director of the Corporation since April 2004.

Henry Friesen, C.C., M.D., F.R.S.C.

Dr. Friesen was from 2000 until July 2005 Founding Chair, Genome Canada, a $600 million budget non-profit organization that supports national genomics to benefit Canadian science and industry. From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada and was instrumental in transforming it into the Canadian Institute of Health Research, an organization with an annual budget of over $650 million per year dedicated to supporting Canadian researchers as well as industry participants. Dr. Friesen is noted for his discoveries about the human hormone prolactin and as Head of the Department of Physiology and Distinguished Professor Emeritus of Medicine at the University of Manitoba. Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada and also sits on the board of directors of Sanofi Pasteur Canada and Spectral Diagnostics Inc. Dr. Friesen has been a director of the Corporation since November 2001.

Gail Schulze

Ms. Schulze became President of YM Biosciences and CEO of YM Biosciences USA, Inc. in May, 2006. Ms. Schulze has more than 25 years of pharmaceutical industry experience. Ms. Schulze was the Chief Executive Officer of Eximias Pharmaceutical Corporation, which was acquired by the Corporation on May 9, 2006. Prior to joining Eximias in 2005, she was with Aventis Behring, one of the world’s leading pharmaceutical companies, from 1997 to 2004. She joined Aventis Behring as Senior Executive Vice President and Chief Marketing Officer in 1997 and became COO in 2001. Ms. Schulze received a BS in Psychobiology from the University of California, was an NIH Fellow in Neurophysiology at the University of Wisconsin and received an MBA from Stanford’s Graduate School of Business.

Julius Vida, Ph.D., M.B.A.

Dr. Vida has been the President of Vida International Pharmaceutical Consultants, a consulting firm advising pharmaceutical and biotechnology companies, since 1993. Previously Dr. Vida was Director of Licensing and subsequently Vice President, Business Development, Licensing and Strategic Planning at Bristol-Myers Squibb, from 1975 to 1993. Dr. Vida is a director of a number of biotechnology firms including Medarex, Inc., FibroGen, Inc., OsteoScreen, Inc., Spectrum Pharmaceuticals Inc. and CSS Albachem (UK). Dr. Vida has been a director of the Corporation since September 2001.

Gilbert Wenzel, Ph.D.

Dr. Wenzel is currently President and Chief Executive Officer of Quisisana AG, a business development firm focused on pharmaceuticals. Prior to founding Quisisana in January 2003, Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Corporation since March 2001.

Tryon M. Williams, B.Sc.

Mr. Williams is the Chairman, CEO and director of CellStop Systems, Inc., an automobile security device manufacturer, and CEO and director of Bingo.com, Ltd., an internet technology company. Since 1993, Mr. Williams has been Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is also a director of  several other private corporations. Mr. Williams has been a director of the Corporation since November 1995.

2.	Appointment and Remuneration of Auditors

Management proposes the re-appointment of KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration. In the absence of a contrary specification made in the form of proxy, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration. KPMG was first appointed as auditors of the Corporation on September 25, 1995.

3.	Amendment to the Articles of Association of the Corporation to Eliminate the Classification of the Board of Directors

Background

The Corporation’s Board of Directors is currently divided into three classes. At each annual meeting, shareholders are requested to elect the directors comprising one of the classes for a three-year term. Because of the classified board structure, currently shareholders have the opportunity to vote on the election of only one-third of the directors each year.

Proposal

The Board of Directors has approved amendments to the Corporation’s articles of association to eliminate the classified board structure. If shareholders approve this proposal, the five directors who are elected at the Meeting will each be elected for a term that will expire at the next annual meeting of shareholders in 2007. In addition, the current term of office of each incumbent director will expire at next year’s annual meeting, and the entire Board of Directors will be subject to election at such annual meeting.

The proposed text of the amendments to the Corporation’s articles of association are attached as Schedule “C” to this Circular. Approval of the amendments to the Corporation’s articles of association to eliminate the classified Board of Directors requires the affirmative vote “FOR” such resolution by not less than 75% of the votes cast by shareholders present in person or by proxy at the Meeting. In addition, the proposal must be confirmed by a majority of the votes cast by shareholders present in person or by proxy at the Confirmatory Meeting. If shareholders vote to approve this proposal, it will become effective immediately after the requisite vote is obtained at the Confirmatory Meeting.

Reasons for the Amendment

The Board of Directors has considered the relative merits of annually elected and classified boards. Classified boards promote stability by ensuring that a majority of directors will have had prior experience with, and in-depth knowledge of, the Corporation’s business and industry. A classified board also helps protect the interests of shareholders by encouraging potential acquirers to enter into arms-length negotiations with the Board of Directors. Notwithstanding these important benefits, the Board of Directors recognizes that the election of directors is a primary means for shareholders to influence corporate governance and ensure that management is accountable to shareholders. The Board of Directors believes that providing the Corporation’s shareholders with the opportunity to annually register their views on the performance of individual directors and the Board of Directors collectively will further the Corporation’s goal of maintaining best practices in corporate governance.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE AMENDMENT TO THE CORPORATION’S ARTICLES OF ASSOCIATION TO ELIMINATE THE CLASSIFIED BOARD OF DIRECTORS.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during each of the fiscal years ended June 30, 2004, 2005 and 2006 by each of the Corporation’s Chief Executive Officer, Vice President, Finance and Administration and four other most highly compensated officers of the Corporation who earn greater than $150,000 in total salary and bonus (collectively, “Named Executive Officers”):

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)(1)	LTIP Payouts ($) (2)	All Other Compensation ($)
David G.P. Allan CEO	2006 2005 2004	322,000 294,750 259,000	Nil Nil Nil	41,460 Nil Nil	290,000 50,000 200,000	-	-	Nil
Leonard Vernon Vice President, Finance and Administration	2006 2005 2004	194,000 176,180 153,000	Nil Nil Nil	22,325 Nil Nil	100,000 20,000 41,000	-	-	Nil
John Bennett(3) VP, Corporate Development	2006 2005 2004	US$33,333 N/A N/A	Nil N/A N/A	Nil N/A N/A	80,000 N/A N/A	-	-	Nil
Lisa DeLuca(4) VP, Regulatory Affairs	2006 2005 2004	US$33,333 N/A N/A	Nil N/A N/A	Nil N/A N/A	70,000 N/A N/A	-	-	Nil
Vincent Salvatori Executive VP	2006 2005 2004	240,000 224,325 207, 000	Nil Nil Nil	25,514 Nil Nil	110,000 25,000 40,500	-	-	Nil
Gail Schulze(5) President	2006 2005 2004	US$61,167 N/A N/A	Nil N/A N/A	Nil N/A N/A	400,000 N/A N/A	-	-	Nil

1.	The Corporation has not at any time granted restricted shares to executives or other employees.
2.	The Corporation has not established any Long Term Incentive Plans (LTIPs) as defined by the regulations to the Securities Act (Ontario), which specifically exclude option plans.
3.	John Bennett commenced employment with the Corporation on May 9, 2006 and will earn an annual salary of US$210,000. See “Employment Contracts and Termination of Employment”.
4.	Lisa DeLuca commenced employment with the Corporation on May 9, 2006 and will earn an annual salary of US$210,000. See “Employment Contracts and Termination of Employment”.
5.
Gail Schulze commenced employment with the Corporation on May 9, 2006 and will earn an annual salary of US$367,500 subject to a minimum +5% annual adjustment under the terms of her employment agreement. See “Employment Contracts and Termination of Employment”.

Stock Options

The following table sets forth information concerning options for the purchase of shares granted during the fiscal year ended June 30, 2006 to the Named Executive Officers and to the directors of the Corporation.

Name	Securities Under Option (1)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Dates (DD/MM/YY)
David G.P. Allan Director, CEO	90,000 granted January 26, 2006	12.8%	$3.61	$3.61	January 25, 2016
	200,000 granted June 15, 2006		$4.36	$4.36	June 15, 2016
Thomas I.A. Allen Director	10,000	0.4%	$3.61	$3.61	January 25, 2016
James Barrett Director	Nil	0%	N/A	N/A	N/A
John Bennett VP, Corporate Development	80,000	3.5%	US$5.74	US$5.29	May 10, 2016
Lisa DeLuca VP, Regulatory Affairs	70,000	3.1%	US$5.74	US$5.29	May 10, 2016
Mark Entwistle Director	10,000	0.4%	$3.61	$3.61	January 25, 2016
Henry Friesen Director	10,000	0.4%	$3.61	$3.61	January 25, 2016
John Friedman Director	10,000	0.4%	$3.61	$3.61	January 25, 2016
Vincent Salvatori Executive VP	35,000 granted January 26, 2006	4.9%	$3.61	$3.61	January 25, 2016
	75,000 granted June 15, 2006		$4.36	$4.36	June 15, 2016
Gail Schulze Director, President	400,000	17.6%	US$5.74	US$5.29	May 10, 2016
Leonard Vernon Vice President, Finance and Administration	25,000 granted January 26, 2006	4.4%	$3.61	$3.61	January 25, 2016
	75,000 granted June 15, 2006		$4.36	$4.36	June 15, 2016
Julius Vida Director	10,000	0.4%	$3.61	$3.61	January 25, 2016
Gilbert Wenzel Director	10,000	0.4%	$3.61	$3.61	January 25, 2016
Tryon M. Williams Director	20,000 granted January 26, 2006	1.8%	$3.61	$3.61	January 25, 2016
	20,000 granted June 15, 2006		$3.61	$3.61	June 15, 2016

(1) The options vest as to one-third immediately and one-third on each of the two subsequent anniversaries.

Aggregate Option Exercises During the Financial Year and Financial Year-End Option Values

The following Named Executive Officer exercised options during the fiscal year ended June 30, 2006.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at June 30, 2006		Value of Unexercised “In the Money” Options at June 30, 2006(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Leonard Vernon Vice President, Finance and Administration	47,000	$247,347	166,966	76,034	116,966	26,034

(1) Value of unexercised in-the-money options calculated using the closing price of the common shares of the Corporation on the Toronto Stock Exchange on June 30, 2006, less the exercise price of the in-the-money stock options.

Options Held and Fiscal Year End Option Values

The following table shows the number of options to purchase Common Shares held by the Named Executive Officers and the directors of the Corporation and the value of unexercised in-the-money options of such persons as at the end of the Corporation’s most recently completed fiscal year:

Name	Unexercised Options at June 30, 2006		Value of Unexercised In-the-Money Options at June 30, 2006(1)
	Vested	Unvested	Vested	Vested
David G.P. Allan Director, CEO	780,750	215,500	464,083	82,167
Thomas I.A. Allen Director	112,993	10,167	102,993	10,167
James Barrett Director	Nil	Nil	Nil	Nil
John Bennett VP, Corporate Development	26,667	53,333	Nil	Nil
Lisa DeLuca, VP, Regulatory Affairs	23,333	46,667	Nil	Nil
Mark Entwistle Director	87,993	10,167	77,993	10,167
Henry Friesen Director	87,993	10,167	52,993	10,167
John Friedman Director	58,333	9,167	58,333	9,167
Vincent Salvatori Executive VP	131,592	88,408	106,592	38,408
Gail Schulze Director, President	133,333	266,667	Nil	Nil
Leonard Vernon Vice President, Finance and Administration	166,966	76,034	116,966	26,034
Julius Vida Director	82,993	10,167	52,993	10,167
Gilbert Wenzel Director	82.993	10,167	52,993	10,167
Tryon M. Williams Director	136,993	31,105	95,326	17,772

(1) Values have been based on the closing price of the common shares on the Toronto Stock Exchange on June 30, 2006 at a price of $4.27 per common share.

Employment Contracts and Termination of Employment

Ms. Gail Schulze, President of the Corporation, has a written employment contract pursuant to which she is entitled to receive an annual salary of US$367,500, subject to a minimum 5% increase for each year of employment and may be awarded an annual bonus, at the discretion of the Board, up to one-third of her annual base salary. In accordance with the terms of her employment contract, Ms. Schulze is entitled, upon a change of control of the Corporation, to terminate her employment with the Corporation and receive a payment of US$500,000 less any amount realized in connection with such change of control transaction as a result of her status as either an option holder or a shareholder. In the event Ms. Schulze is terminated by the Corporation without cause, she is entitled to receive twelve-months base salary and a pro-rated bonus.

Mr. John Bennett has a written employment letter agreement pursuant to which he receives an annual salary of US$210,000 and is entitled to receive an annual bonus at the discretion of the Board. In the event Mr. Bennett is terminated by the Corporation without cause, he is entitled to receive six-months base salary.

Ms. Lisa DeLuca has a written employment letter agreement pursuant to which she receives an annual salary of US$210,000 and is entitled to receive an annual bonus at the discretion of the Board. In the event Ms. DeLuca is terminated by the Corporation without cause, she is entitled to receive six-months base salary.

Certain other Named Executive Officers, namely Messrs. Vincent Salvatori and Leonard Vernon, are entitled to receive six months salary upon termination if such termination is caused by a change of control of the corporation. Mr. David G.P. Allan is entitled to receive twenty-four months salary upon his termination as Chief Executive Officer if such termination is caused by a change of control of the Corporation. These arrangements were put in place by a resolution of the Board of Directors. Other than the forgoing arrangements, the Corporation does not currently have employment agreements with any of the Named Executive Officers.

Composition of the Compensation Committee

The Compensation Committee consists of Mr. Entwistle, Mr. Allen, Dr. Barrett and Mr. Friedman, all of whom are ‘unrelated’ directors. On behalf of the Board of Directors, the Compensation Committee establishes and monitors the Corporation’s policies for attracting, retaining, developing and motivating senior employees. This includes the review and recommendation to the Board of Directors, for approval, of the remuneration of the Corporation’s senior executive officers, including the Named Executive Officers, based on the recommendation of the Chief Executive Officer.

Report on Executive Compensation

The compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policy.

The executive compensation comprises base salary, indirect compensation (benefits) and long-term incentives in the form of stock options. In determining actual compensation levels, the Committee considers the total program, rather than any single element in isolation. Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

The Corporation’s executive compensation program has the following objectives:

•	to attract, retain and motivate qualified executives;
•	to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;
•	to foster teamwork and entrepreneurial spirit;
•	to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual performance; and
•	to integrate compensation incentives with the development and successful execution of strategic and operating plans.

Salary

The base salary for all executives is designed to be competitive and is adjusted for the realities of the market. The target salary is the mid-point, or just below the mid-point, of a salary range for an executive officer which is set at median levels in the comparator group to reflect similar positions in these companies using direct comparison of responsibilities. Base salaries for executive officers are then determined by the Committee within the above policy.

Chief Executive Officer

The compensation levels of the Chief Executive Officer are designed to recognize the Chief Executive Officer’s personal contributions and leadership. The Committee, in consultation with the Board of Directors, formally evaluates the performance of the Chief Executive Officer each year using both financial and non-financial measurements, and may increase the Chief Executive Officer’s total compensation to levels that are consistent with corporate and individual performance.

Under the leadership and direction of the Chief Executive Officer, during the fiscal year ended June 30, 2006, the Corporation achieved a number of goals, including the completion of our largest single share offering and the completion of the acquisition of Eximias Pharmaceutical Corporation, a privately-held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders.

Stock Based Compensation

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years. The Committee, at its discretion, may grant stock options annually to executives and key employees under the Corporation’s stock option plan based on the executive’s position and annual compensation. In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate key employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options. Generally, participation in the stock option plan is limited to persons holding positions that can have a significant impact on the Corporation’s long term results. The underlying security of the options granted under the stock option plan are the Common Shares in the capital of the Corporation. During the fiscal year ended June 30, 2006, a total of 2,268,000 options were issued of which 1,888,000 were issued to management and employees. The maximum number of shares available for issuance under the stock option plan is a rolling number equal to 12.5% of the issued and outstanding capital of the Corporation on the particular date of grant.

Licensing Bonus Pool

The Corporation has established a licensing bonus pool to reward management and employees for the completion of product licenses of the Corporation's products. The Corporation will contribute to the licensing bonus pool in three different situations.

The first situation when the licensing bonus pool will be credited is when the Corporation receives a license fee or an applicable milestone payment under a license agreement. The bonus pool will then be credited by a percentage of the cumulative signing or milestone payments received for each product in the Corporation's portfolio. The percentages will range from 2.70% to 11.00%. The actual percentage paid will depend on: whether the product is being licensed for the first, second or third time; the royalty rate to be paid by the licensor to the Corporation; and whether the amount of up-front payment paid to the Corporation is $10 million, $20 million, $30 million or greater.

The second situation when the licensing bonus pool will be credited is when a licensor directly invests in the Corporation by purchasing shares out of treasury in exchange for the licensing rights to a particular drug. In the event of such a direct investment, 2% of the amount of direct investment "at market" (defined as the average trading price of shares for twenty trading days preceding announcement of the license) will be contributed to the licensing bonus pool. In the event that a portion of the direct investment is at a premium to "market", then 10% of the first million dollars of premium, 15% of the second million dollars of premium, 20% of the third million dollars of premium and 25% of the remainder of the premium, will be contributed to the licensing bonus pool.

The third situation when the licensing bonus pool will be credited is if the Corporation sells an interest in a product to a development partner and the Corporation retains an interest in that product. In other words, when the Corporation has a co-development partner where the partner funds a portion and the Corporation funds a portion of the future development of the product. In such a case, the bonus will be paid on the amount received for a product. Royalty rates will be established jointly with the co-development partner and no bonuses are payable on royalties.

In accordance with the plan governing the terms and conditions of the licensing bonus pool, the licensing bonus pool was credited with $319,000 as a result of the Corporation receiving licensing fees and such amount was paid out during the fiscal year ended June 30, 2006.

Stock Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Corporation since June 30, 2004, with the cumulative total return of the S&P/TSX Composite Total Return Index.

(1) The Common Shares of the Corporation are also listed on the American Stock and Options Exchange and the Alternative Investment Market of the London Stock Exchange.
(2) Assumes $100 invested in both the Corporation’s common shares and the S&P/TSX Composite Total Return Index on June 30, 2004.

Compensation of Directors

Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Corporation who are not full-time employees of the Corporation are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of each of the Compensation and the

Corporate Governance and Nominating Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation, and Corporate Governance and Nominating Committees who are not full-time employees of the Corporation are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses. As at the date hereof, the number of options held by non-executive directors is 741,398. An additional 400,000 options are held by the President and 996,250 options are held by the Chairman and Chief Executive Officer.

The table below sets out the total fees (including retainer and attendance fees) paid to each non-executive director of the Corporation during the fiscal year ended June 30, 2006.

Name of Director	Retainer Fees	Attendance Fees
Thomas I.A. Allen	$16,000	$43,500
James Barrett	$3,000	$10,500
Mark Entwistle	$16,000	$31,500
Henry Friesen, O.C.,	$12,000	$27,000
John Friedman	$12,000	$31,500
Julius Vida	$12,000	$18,000
Gilbert Wenzel	$12,000	$16,500
Tryon M. Williams	$18,000	$30,000

Directors’ and Officers’ Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The annual premium for such insurance is $140,000, no part of which is payable by the directors or officers of the Corporation. The annual insurance coverage under the policies is limited to $10,000,000 per claim subject to an annual aggregate of $10,000,000. There is a $100,000 deductible provision for any claim made (deductible provision is $250,000 for securities claims), but no such provision for claims made against any director or officer.

Securities Authorized for Issuance Under Equity Compensation Plans

Options in respect of 1,888,000 Common Shares were granted in the fiscal year ended June 30, 2006 under the Corporation’s employee stock option plan. During the fiscal year, 256,465 options expired or were cancelled. As of the date hereof, 4,779,798 options are outstanding.

Plan Category	A. Number of securities to be issued on exercise of outstanding options, warrants and rights	B. Weighted-average exercise price of outstanding options, warrants and rights	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A
Equity compensation plans approved by securityholders	4,779,789	$3.78	2,192,901
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,779,789	$3.78	2,192,901

CORPORATE GOVERNANCE DISCLOSURE STATEMENT

The Corporation’s Board of Directors has ultimate responsibility to supervise the management of the business and affairs of the Corporation and its subsidiaries. The Board considers good corporate governance to be central to the effective and efficient operation of the Corporation and regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Corporation’s governance plan meets and, in many cases, exceeds legal and stock exchange requirements.

During the past year, there have been several changes to the corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines, both of which came into force on June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange. Under NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set out in Schedule “A” to this management information circular. The Board of Directors has adopted a written mandate to formalize its responsibilities, a copy of which is attached to this circular as Schedule “B”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material transactions since the commencement of the Corporation's last financial year and no material proposed transactions in which any informed person of the Corporation, any proposed director of the Corporation or any associate or affiliate of any informed person or proposed director has a material interest, direct or indirect.

OTHER INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2006. Shareholders may contact the Corporation to request copies of these documents by mail to 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4 .
CERTIFICATE

The contents and the distribution of this information circular have been approved by the Board of Directors of the Corporation.

October 10, 2006

By Order of the Board

“David G.P. Allan”

David G.P.Allan
Chief Executive Officer

Schedule “A”

YM BIOSCIENCES INC.
 Disclosure of Corporate Governance Practices

NATIONAL INSTRUMENT 58-101
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.     Board of Directors

Disclose the identity of the directors who are independent.

Of the ten current and proposed members of the Board of Directors, eight members are considered by the Board to be independent directors according to the definition of independence set out in Multilateral Instrument 52-110 Audit Committees. In reaching this conclusion, the Board of Directors took the view that Thomas I.A. Allen, James Barrett, Mark Entwistle, Henry Friesen, John Friedman, Julius Vida, Gilbert Wenzel and Tryon M. Williams are independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

David G.P. Allan, the Chief Executive Officer of the Corporation and Gail Schulze, the President of the Corporation, are each members of management and, accordingly, are not considered to be independent of the Corporation.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors considers that eight of the ten proposed directors are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer(s)
David G.P. Allan	Synthemed Inc.
Thomas I.A. Allen	Bema Gold Corporation Longview Strategies Incorporated Middlefield Bancorp Limited Mundoro Mining Inc.
James Barrett	Iomai Corporation Targacept, Inc. Inhibitex, Inc. Pharmion Corporation Medimmune, Inc.
John Friedman	Comverse Technology, Inc. Conor MedSytems, Inc. Renovis, Inc.
Henry Friesen	Spectral Diagnostics Inc. Sanofi Pasteur Ltd.
Julius Vida	Medarex Inc. Spectrum Pharmaceuticals, Inc.
Tryon M. Williams	Bingo.com, Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings describe what the board does to facilitate open and candid discussion among its independent directors.

Each Board Meeting (14 meetings during the fiscal year ended June 30, 2006) includes a session where independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee, Corporate Governance Committee and Nominating Committee and Compensation Committee are each composed entirely of independent directors and may meet as often as they deem necessary.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board of Directors is Mr. David G.P. Allan, who also serves as Chief Executive Officer and is, therefore, not considered to be independent of management. The Board recently appointed Mr. Thomas I.A. Allen as lead director. Mr. Thomas I.A. Allen is an independent director who has served on the Board since December 1996. The Chairman of the Board, together with the lead director, is responsible for overseeing the performance by the Board of its duties, for communicating with Board committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During the fiscal year ended June 30, 2006, the Board of Directors held 14 meetings. Attendance of Board members at each Board meeting was as follows:

Name of Director	Meetings Attended
David Allan	14 (of 14)
Thomas I.A. Allen	14 (of 14)
James Barrett	3 (of 3 meetings held while in office)
Mark Entwistle	14 (of 14)
Henry Friesen, O.C.,	13 (of 14)
John Friedman	12 (of 14)
Gail Schulze	3 (of 3 meetings held while in office)
Julius Vida	11 (of 14)
Gilbert Wenzel	11 (of 14)
Tryon M. Williams	14 (of 14)

2.     Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. The Board of Directors has adopted a written mandate to formalize its oversight responsibilities, a copy of which is attached to this circular as Schedule “B”.

The Board of Directors’ mandate is fulfilled in part through its standing Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee. The Board discharges its responsibilities directly and indirectly through these three standing committees, and acts with a view to the best interests of the Corporation and its shareholders with the primary objective of creating value for its shareholders commensurate with a recognition of the corporation’s obligations to its other stakeholders including its licensors and employees.

At no less than quarterly meetings, the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Corporation business; (iv) receive and discuss reports from the committees of the Board; and (v) approve and make such recommendations as are appropriate and required. In addition, at least once a year the Board reviews the annual business plan of the Corporation.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board. As well, any decisions concerning the Corporation’s capital, the issue or repurchase of securities, the payment of dividends, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board.

In fulfilling its mandate, the Board of Directors, directly or through one of its committees, is responsible for the following:

• the adoption of a strategic planning process for the Corporation;

• the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems and management of these risks by undertaking thorough reviews of operations, sales, marketing reports, Audit Committee reports and findings of the Corporation’s external auditors to identify the principal risks to the Corporation’s business;

• succession planning for the Corporation including the appointment, training and monitoring of senior management; and

• the integrity of the Corporation's internal control and management information systems.

3.     Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly described how the board delineates the role and responsibilities of each such position.

Pursuant to the Board’s written mandate, the Board is responsible for developing position descriptions for the Chair of the Board and the chair of each Board committee:

• Chairman of the Board
The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

• Chairman of the Audit Committee
The Chairman of the Audit Committee is responsible for overseeing the performance by the Audit Committee of its duties, for assessing the effectiveness of the Audit Committee and individual committee members and for reporting periodically to the Board.

• Chairman of the Corporate Governance and Nominating Committee
The Chairman of the Corporate Governance and Nominating Committee is responsible for overseeing the performance by the Corporate Governance and Nominating Committee of its duties, for assessing the effectiveness of the Corporate Governance and Nominating Committee and individual committee members and for reporting periodically to the Board.

• Chairman of the Compensation Committee
The Chairman of the Compensation Committee is responsible for overseeing the performance by the Compensation Committee of its duties, for assessing the effectiveness of the Compensation Committee and individual committee members and for reporting periodically to the Board.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Corporation’s Chief Executive Officer is the principal officer of the Corporation and is charged with the responsibility for managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board of Directors. The roles and responsibilities of the Chief Executive Officer include, among other things:

• developing, together with the Board of Directors, the Corporation’s strategic direction;

• directing the overall business operations of the Corporation;

• ensuring that the Board of Directors is kept appropriately informed of the overall business operations of the Corporation and major issues facing the Corporation;

• having responsibility for the day-to-day operations of the Corporation, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Corporation established by the Board of Directors;

• representing the Corporation to its major shareholders, including investment and financial communities, governments, customers and the public;

• bringing the following material decisions to the Board of Directors for their review and approval: (i) disposition of assets or cancellation of debt other than in the ordinary and normal course of business; (ii) acquisition or initiation of a new business or undertaking or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business; (iii) issuance or sale of securities of the Corporation or rights, options or warrants to acquire securities of the Corporation; (iv) redemption or repurchase of securities of the Corporation; (v) declaration or payment of a dividend or other distribution in respect of any securities of the Corporation; (vi) any transaction, contract, agreement, undertaking or arrangement with a person with whom the Corporation does not act at arm’s length; and (vii) any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Corporation; and

• presenting to the Board of Directors any material business issues resulting from communications with shareholders.

4.     Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding
i. the role of the board, its committees and its directors; and
ii. the nature and operation of the issuer’s business.

No formal orientation program has been developed by the Board. However, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Corporation. It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions. Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Corporation. Given the level of experience of those joining the Board and the relatively short history of the Corporation, a formal orientation and education programme has not been viewed as necessary.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporation has no formal policy of providing professional development courses to Board members, though educational sessions are occasionally presented to the Board by the Corporation’s outside advisors. Board members are experienced business people with in-depth knowledge of the industry in which the Corporation operates. The Corporation will engage consultants on an as-needed basis to make presentations to the Board on matters relevant to the Corporation.

5.     Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code disclose how a person or company may obtain a copy of the code;

The Corporation has adopted a Code of Business Conduct and Ethics which can be found on SEDAR at www.sedar.com. Shareholders may also request a copy of the code by mail to the Corporation’s administrative office at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario L4W 4Y4, attn: Vice President, Finance and Administration.

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

The Board is ultimately responsible for the implementation and administration of the Code of Business Conduct and Ethics and, given the nature and size of the Corporation, the Board is of the view that it can effectively monitor the day-to-day implementation and administration of the Code.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Companies Act (Nova Scotia), to which the Corporation is subject, a director or officer of the Corporation must declare the nature of any interest that he or she has in a material contract, whether made or proposed, with the Corporation. Following such a declaration, Board members will abstain from voting on any resolution in which they may have a potential conflict of interest.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board monitors management on a regular basis. The Corporation is dedicated to the maintenance of good corporate governance and ethical business conduct. In particular, the Board takes special efforts, and engages outside counsel where necessary, to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Corporation’s internal control and management function.

6.     Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination

The Corporate Governance and Nominating Committee maintains the responsibility for recruiting new directors. In assessing new candidates for nomination, the Committee will consider: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; and (iii) the competencies and skills each new nominee will bring to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

As described above, the Corporate Governance and Nominating Committee assesses new candidates in accordance with specific criteria. The Committee is composed entirely of independent directors.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee maintains the responsibility for recruiting new directors. In addition to the responsibilities set out above, the Committee also has responsibility for the assessment of the competencies and skills of each existing director and to determine the appropriate size of the Board with a view to effective decision making. The Committee periodically reviews the mandate, powers and performance of the Board committees and makes recommendations to the Board.

All of the members of the Corporate Governance and Nominating Committee are independent directors. The Committee met once during the fiscal year ended June 30, 2006.

Chairman:     Thomas I.A. Allen
Members:     Julius Vida
             Tryon M. Williams

7.     Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee recommends compensation policies to the Board and sets the compensation of the Chief Executive Officer of the Corporation. The Committee’s guiding philosophy is to establish executive compensation based on corporate performance.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All members of the Compensation Committee are independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is to establish and monitor the Corporation’s policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programmes are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Corporation’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Corporation on the recommendation of the Chief Executive Officer, establishing incentive compensation programmes and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Corporation for approval by the Board of Directors.

All of the members of the Compensation Committee are unrelated and non-executive directors of the Corporation. The Compensation Committee met eight (8) times during the fiscal year ended June 30, 2006.

Chairman:     Mark Entwistle
Members:     Thomas I.A. Allen
              James Barrett
              John Friedman

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

In June 2006, the Corporation retained the firm of Lyons Beneson and Company to perform a review of executive compensation.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board’s three standing committees are the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee.

9.     Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors as a whole annually reviews and assesses its effectiveness and the effectiveness of the Board committees. In addition, the Corporate Governance and Nominating Committee meets separately to assess the effectiveness of the Board and its committees.

SCHEDULE “B”

YM BIOSCIENCES INC.

Mandate of the Board of Directors

Introduction

The term “Corporation” herein shall refer to YM Biosciences Inc. and the term “Board” shall refer to the board of directors of the Corporation. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business and delegates responsibility to the Corporation’s senior officers for day-to-day management of the Corporation. The Board discharges its responsibilities, including those listed below, either directly or through one of its committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include, but are not limited to the following categories:

Appointment of Management

1.  The Board has the responsibility for approving the appointment of the Chief Executive Officer of the Corporation (the “CEO”), the President of the Corporation, and all other senior management, and approving their compensation, following a review of the recommendations of the Corporate Governance and Nominating Committee and the Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the executive officers and that the executive officers create a culture of integrity throughout the Corporation.

2.  The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.  The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.  The Board will respond to recommendations received from the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chairman of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.  The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains it oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6.  The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

7.  The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

8.  The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9.  The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

10.  The Board is responsible for:

(a)  adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

(b) taking action when Corporation performance falls short of its goals or other special circumstances warrant.

11.  The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12.  The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

13.  The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

14.  The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

15.  The Board is responsible for:

(a)  developing the Corporation’s approach to corporate governance, including developing a set of corporate governance guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b)  approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

16.  The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

Communications and Reporting

19.  The Board is responsible for:

(a)  overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)  overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)  taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)  reporting annually to shareholders on its stewardship for the preceding year; and

(e)  overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

20.  The Board is responsible for:

(a)  developing position descriptions for the Chairman of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

(b)  approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c)  developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

21. The Board is responsible for:

(a)  ensuring that all new directors receive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

(b)  providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

22.  In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a)  considering what competencies and skills the Board, as a whole, should possess;

(b)  assessing what competencies and skills each existing director possesses; and

(c)  considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance and Nominating Committee.

Board Evaluation

24.  The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Chairman of the Board

26. The chairman of the Board together with the lead director, if any, shall be responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

SCHEDULE “C”

SPECIAL RESOLUTION APPROVING ELIMINATION OF THE CLASSIFIED BOARD PROVISIONS

BE IT RESOLVED as a special resolution of the shareholders of the Corporation that:

1.	the articles of association of the Corporation be amended by deleting Article 80 therefrom and substituting therefor, as Article 80, the following:

“At the dissolution of every ordinary general meeting at which their successors are elected, all the directors shall retire from office and be succeeded by the directors elected at such meeting. Retiring directors shall be eligible for re-election.”;

2.	the effective date of such amendment shall be the date this resolution is confirmed by the shareholders of the Corporation pursuant to Subsection 87(1) of the Nova Scotia Companies Act; and

3.
any director or officer of the Corporation is hereby authorized to execute and deliver, for and on behalf of the Corporation, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.